Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 28, 2006.

Item 3	News Release
The news release was disseminated on April 28, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that it has filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec the technical report on the Pirquitas silver, tin and zinc project prepared in accordance with National Instrument 43-101 by Hatch Ltd. and Mine Development Associates, Inc., independent engineering firms. The technical report can be accessed on-line at www.sedar.com. The property is located in the province of Jujuy in northern Argentina.

Item 5	Description of Material Change
See attached news release 06-17.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
April 28, 2006.

April 28, 2006	Trading Symbols:
News Release 06-17	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD FILES 43-101 REPORT FOR PIRQUITAS SILVER PROJECT

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that it has filed with the securities regulatory authorities in each of the provinces of British Columbia, Alberta, Ontario and Quebec the technical report on the Pirquitas silver, tin and zinc project prepared in accordance with National Instrument 43-101 by Hatch Ltd. and Mine Development Associates, Inc., independent engineering firms. The technical report can be accessed on-line at www.sedar.com. The property is located in the province of Jujuy in northern Argentina.

Based on the results of the technical report, the reserves and resources for the Pirquitas project are set out in the following tables.

Pirquitas 43-101 Report

Proven & Probable Reserves *

Class	Ore (kt)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Proven	3,342	191	0.25	0.67	20.5
Probable	15,118	172	0.19	0.62	83.6
Subtotal In-pit	18,460	175	0.21	0.62	104.1
Jig Tails (Probable)	400	234	0.37	0.13	3.0
Total Project	18,860	177	0.21	0.61	107.1
*

Based on metal prices of US$5.35 per ounce of silver, US$2.75 per pound of tin and US$0.42 per pound of zinc and recoveries of 57% for tin and determined by the following formulas for silver (“Ag”) and zinc (“Zn”): Agrecovery=0.00000623*(Aggrade3)-0.004*(Aggrade2)+ 0.8633*Aggrade+17.865; and Znrecovery= 32.925*Zngrade[3] – 107.78*Zngrade[2]+130.78*Zngrade+0.6629.

Pirquitas 43-101 Report - Resources *

Class	(kt)	Silver (g/tonne)	Tin (%)	Zinc (%)	Contained Silver (oz. in millions)
Measured	0.71	112	0.17	0.67	2.5
Indicated	7.91	95	0.09	0.45	24.2

* 30 grams silver per tonne cut-off

Based on the results of the technical report, estimated project after-tax net present values and internal rates of return are set out in the table below for various metal prices.

Summary of Financial Analysis

Description	Metal prices					Unit Costs
	Silver (US$/oz)	Tin (US$/lb)	Zinc (US$/lb)	NPV0 (M US$)	IRR (%)	Cash costs (US$/oz)(3)	Total costs (US$/oz)
20 Year Average Metal Price(1)	5.35	2.75	0.42	50.6	5.1%	2.95	5.13
Selected Metal Prices	6.25	3.00	0.55	124.9	12.5%	2.72	4.86
18 Month Average Metal Price(2)	7.16	3.56	0.58	195.3	19.2%	2.42	4.53
12 Month Average Metal Price(2)	7.55	3.40	0.66	216.6	21.2%	2.46	4.54
Last 6 Month Average Metal Price(2)	7.95	3.10	0.74	234.2	22.9%	2.57	4.63
Prices - April 4, 2006	11.75	3.79	1.23	495.6	42.2%	1.93	3.83
Prices - April 25, 2006	12.47	4.23	1.52	563.1	46.6%	1.49	3.36
(1) Silver, as of March 31, 2006		(2) As of Dec. 31, 2005			(3) Includes by-product credit

John Wells, Hatch Ltd. (Hatch), is the Qualified Person responsible for process plant and infrastructure; Scott Hardy, Mine Development Associates, Inc. (MDA), is the Qualified Person responsible for proven and probable reserves and mining costs; Steve Ristorcelli, Mine Development Associates, is the Qualified Person responsible for mineral resources; and Hatch and MDA are responsible for capital and operating costs. Investors are cautioned that this report will contain qualifications, assumptions and exclusions that may be relevant to an investment decision and the summary information set out above should, if it is to be fully and properly understood, be read in the context of the entire report.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part of all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.